

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 8, 2023

Jason Ader
Chief Executive Officer
26 Capital Acquisition Corp.
OfficeEdge Miami
701 Brickell Avenue, Suite 1550
Miami, Florida 33131

>   **Re: 26 Capital Acquisition Corp.**
>   **Form 8-K filed August 11, 2023**
>   **File No. 001-39900**

Dear Jason Ader:

   We issued a comment to you on the above captioned filing on August 14, 2023. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by September 22, 2023.

   If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

   Please contact William Demarest at 202-551-3432 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction